

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Joseph Wade
President
SOB Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

>     **Re:     SOB Stables, Inc.**
>     **Amendment No. 1 to Registration Statement on Form S-1**
>     **Filed January 22, 2013**
>     **File No. 333-185664**

Dear Mr. Wade:

We have reviewed your responses to the comments in our letter dated January 18, 2012 and have the following additional comments.

General

1.  We note your response to our prior comment 1.  We are unable to agree with your analysis in support of the conclusion that you are not a "shell company" as defined by Securities Act Rule 405.  Given that your business plan is to generate revenues from purse winnings of racing horses and from selling horses in claiming races, it does not appear that your activities to date are more than "nominal operations."  Please revise to disclose your status as a shell company.

2.  We note your reference to the "Business of Registrant" section in the table of contents and the cross-references for such section on pages 2, 17, and F-7, but are unable to locate a section by that name.  Please revise to clarify.

3.  We note from your response to our prior comment 40 that claiming races are the lowest level of racing.  Please discuss in the summary and business sections that claiming races are the lowest level of races and, if true, that it offers the lowest average purse among race types.

Cover page of Prospectus

4.  We note your response to our prior comment 10.  Please reconcile your disclosure here and on page 13 that the offering will terminate after 360 days, but may be extended 90 days beyond the sixth month offering period.

Our Company, page 1

5. Please clarify in an appropriate place in the summary that by virtue of your unique structure, prospective investors will not have property interests in the horses that you acquire and race.  We note your response to our prior comment 27.

6. We note your response to our prior comment 19 and reissue in part.  Please revise to discuss in the summary the potential conflicts of interest because your sole officer and director only works for you part time and your sole officer and director and controlling shareholder is engaged in the business of owning, racing, and investing in thoroughbred ventures.  Please also revise to disclose the percentage of time that Mr. Wade dedicates to your business.

7. We note your response to our prior comment 14.  Given the likelihood that you will attempt to raise additional funds from issuances of common stock contemporaneously with this secondary offering, please disclose in the summary that your efforts to raise funds with which to commence operations may substantially dilute purchasers in this offering.

The Company may not be able to accurately access the value, page 9

8. We note your response to our prior comment 18.  So that prospective investors may better assess the risk presented, please revise this risk factor by briefly describing the rules and procedures of claiming races that make it more difficult to assess the value of thoroughbreds.

There are potential conflicts of interest, page 9

9. We note your response to our prior comment 19.  Please revise this risk factor by describing the specific conflicts that may be created because your controlling shareholder is engaged in the business of owning, racing, and investing in thoroughbreds.  Also, disclose that you have not yet adopted written procedures for resolving potential conflicts and that such procedures once adopted may not be effective because you only have one officer and director.

Item 7: Selling Security Holders, page 11

10. We note your response to our prior comment 30.  Please reconcile your disclosure that you are including only 500,000 of the shares issued to Thoroughbred Management Group for services rendered and 500,000 of the shares issued to it for cash, totaling 1 million shares, with the selling shareholder table that lists 500,000 shares being offered.

11. Please reconcile your disclosure here that 375 million shares were issued to Thoroughbred Management Group in two separate issuances, with your disclosure on page II-2 that these shares were issued to Mr. Wade.  We also note that the selling

shareholder table shows that Thoroughbred Management Group owns 375 million shares and Mr. Wade owns 1 million shares, which does not appear to reconcile with the disclosure on page II-2.  Please revise the beneficial ownership table on page 29 in this manner as well.

Description of Business, page 17

12. Consistent with your response to our prior comment 45, please revise to disclose at the forepart of the business section that you cannot acquire or race thoroughbreds in claiming races run in California until you have obtained the appropriate license, and disclose the expected timeframe for your receipt of such license.

13. We note your response to our prior comment 36 and reissue in part.  Please revise to clarify that there is no guarantee that you will be able to acquire the initial four thoroughbreds and that, even if acquired, they will provide the revenue necessary to seeking larger capital raises to increase your stable.  In addition, please provide support for your statement that you "expect" to acquire 50 thoroughbreds by December 2013, or revise to state this as your goal and disclose that there is no guarantee you will be able to acquire 50 thoroughbreds within this timeframe or ever.

14. We note your response to our prior comment 39 and the revisions made on page 19. Consistent with your response, please expand your disclosure here to clarify that while you expect that thoroughbreds will be claimed from you within 12 months, your objective is to maintain a stable size of 50 thoroughbreds which will require that you often find replacement thoroughbreds to claim.  Please discuss the challenges in growing your stable to the desired amount of 50 thoroughbreds, while seeking to secure only thoroughbreds you deem qualified and appropriately valued, and needing to replace those claimed from you, and consider adding a risk factor.

Revenue from Claiming Division, page 19

15. We note your response to our prior comment 41, but are unable to locate the Exhibit 99.1 you reference.  Please file the exhibit or advise.

16. We note your response to our prior comment 42 and reissue in part.  Please discuss how the unpredictability and variability of your revenue stream may affect your ability to acquire additional horses.  In addition, clarify that you will only make money when your horses are claimed by others if you were able to acquire them previously at a lower price and disclose that there is no guarantee that you will be able to secure a higher price than you had previously paid.

Government Regulation, page 20

17. We note your response to our prior comment 46.  Please provide us with a detailed analysis how creating a wholly-owned subsidiary to serve as the owner of record is

sufficient to satisfy the requirement that each person holding an ownership interest be disclosed and other applicable licensing rules of the California Horse Racing Board (CHRB). In your response, please tell us whether you have received or will request regulatory relief or guidance from the CHRB that your proposed corporate structure complies with the Board's licensing and notice requirements. Additionally, please revise here and in the Summary of This Offering to disclose any stockholder licensing and notification requirements in California, and disclose how you intend to ensure you are in compliance with applicable requirements.

18. In addition, it appears from your disclosure on page 23 that you contemplate attempting to expand racing operations to New York and Florida within 12 months. Please disclose the material regulatory provisions applicable to licensing, suitability, and equity ownership of race horses in New York and Florida and the steps you expect to take to comply with these regulations prior to racing in these two states.

Immediate needs, page 23

19. In the first paragraph of this section, you state that, of the initial $100,000 in funding you hope to obtain, you intend to designate $30,000 for the reserve for thoroughbred direct monthly costs. You further state that the $30,000 is for approximately 8-9 weeks of expenses. This appears to contradict the fourth paragraph of the section, where you state that the monthly burn rate for thoroughbreds is estimated to include $14,000 in thoroughbred expenses, and you have included this $14,000 in the $30,000 reserve to cover the first month's burn rate for thoroughbreds. Please revise your disclosure for consistency and to clarify.

Critical Accounting Policies, page 25

20. We note your reference to your critical accounting policies as discussed in the notes to your financial statements. While critical accounting policies within the MD&A section can overlap with your significant accounting policies as discussed in the notes to the financial statements, the purpose of the critical accounting policies section is to discuss the sensitivity aspects of those accounting policies which may be impacted by the estimates and judgments required in their analysis. Therefore, it is generally inappropriate to simply refer to the discussion within the financial statements. As such, please revise accordingly.

Item 27: Undertaking, page II-3

21. We note your response to our prior comment 68 and reissue. Please revise your undertakings to follow the exact language set forth in Item 512(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor